Exhibit 99.1

Corporate Presentation Nasdaq/TASE: NTEC March 2017 Unfolding drug delivery solutions

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 2 Forward Looking Statements This presentation by Intec Pharma Ltd. (referred to as “we” or “our”) contains forward - looking statements about our expectations , beliefs and intentions regarding, among other things, our product development efforts, business, ﬁnancial condition, results of operations, strategies, plans and prospects. In addition, from time to time, we or our representatives have made or may make forward - looking statements, orally or in writing. Forward - looking statements can be identiﬁed by the use of forward - looking word s such as “believe”, “expect”, “intend”, “plan“, “may“, “should“, “could“, “might“, “seek“, “target“, “will”, “project“, “forec ast “, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that thes e statements do not relate strictly to historical matters. Forward - looking statements relate to anticipated or expected events, ac tivities, trends or results as of the date they are made. Because forward - looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially f rom any future results expressed or implied by the forward - looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward - looking statements, including those described in the se ctions entitled “risk factors” in the documents that we file with the Securities and Exchange Commission. We believe these forward - looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, leve ls of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements. Given these uncertainties, you should not rely upon forward - looking statements as predictions of future events. All forward - looking statements attributable to us or persons acting on our behalf speak only as of the date of this presentation and are expressly qualiﬁed in their entirety by the cautionary statements included in this presentation. We undertake no obligati ons to update or revise forward - looking statements to reﬂect events or circumstances that arise after the date made or to reﬂect the occurrence of unanticipated events, except as required by applicable law. In evaluating forward - looking statements, you should consider these risks and uncertainties. The presentation contains information about investigation - stage drug products under development, which have not yet been approved by the FDA for commercial distribution in the United States. All representations in this Presentation are based upon investigations in certain clinical and other research, but which accordingly should not be construed as general claims for th e s afety or efficacy of the products when used by patients.

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 3 Table of Contents 1. Executive Summary 2. AP - CD/LD for Parkinson’s Disease: Our Approach for an Unmet Medical Need 3. AP - CD/LD for Parkinson’s Disease: Clinical Development 4. AP - CBD/THC Cannabinoid Therapy 5. AP - ZP for Insomnia 6. AP Platform for Poorly Soluble Drugs 7. IP Overview

1 . Executive Summary

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 5 Zeev Weiss, BSc, CPA Chief Executive Officer  Former Head of Life Sciences Strategic Consulting, PwC Israel  More than 15 years of experience in healthcare corporate development and strategic planning Dr. Nadav Navon, PhD, MBA EVP R&D and Operations  Former Head Analytical and QA operations, Sharon Laboratories  Former Manager R&D Programs, Negev Nuclear Research Center Nir Sassi, CPA, BA Chief Financial Officer  Former Senior Manager, PwC Israel Dr. Anna Hotovely - Salomon, PhD Director of Clinical Affairs  Former Senior Global Clinical Project Manager, Quintiles  Former Global Operational Manager, TEVA Pharmaceutical Dr. John Kozarich PhD Chairman of the Board  Nearly 40 years of experience in biopharmaceuticals  Current Board Chairman, Ligand Pharmaceuticals and ActivX Biosciences Executive Summary Experienced Management Team

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 6 Executive Summary  A Late - stage drug development company utilizing a proprietary oral drug delivery system – the Accordion Pill TM (AP) • The Accordion Pill, currently in clinical testing, is designed to provide a significant improvement in the pharmacokinetic (PK) profile of drugs and corresponding improvements in efficacy and safety • Offers new horizon for oral drug delivery where a long - acting solution is needed but not currently achievable with existing oral delivery technologies  AP is a platform technology with multiple promising product candidates • Lead product candidate – AP Carbidopa/Levodopa (AP - CD/LD) for the treatment of Advanced Parkinson’s disease symptoms: • Currently in pivotal Phase III clinical trial (US, EU, ISR) with enrollment expected to be completed in Q4:2017 • In Phase II trials, AP - CD/LD demonstrated significantly improved LD treatment, with reduced motor complications due to more sta ble levodopa levels • AP Cannabinoids (AP - CBD/THC), an oral, long - acting treatment for various indications • I nitiation of Phase I clinical trial in Q1:2017 • AP Zaleplon (AP - ZP) for the treatment of insomnia • Phase II clinical trial completed  505(b )(2) regulatory pathway is faster and less expensive route to market  Robust IP protection through at least 2029  Platform technology tested in more than 30 clinical trials What is Intec Pharma? Day Night Dyskinesia Good On Levodopa Plasma Levels Off Episodes Desired levodopa profile Current typical levodopa oral medications

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 7 Executive Summary  Combines drugs and inactive ingredients into multiple polymeric films that are layered into a planar structure, folded into t he shape of an accordion and placed inside a standard capsule  The Accordion is retained in the stomach for 8 to 12 hours compared to as little as 2 to 3 hours for other solid dosage forms  Releases the drug in a pre - defined profile, in the stomach  Significantly prolongs the absorption phase of drugs in the upper part of the gastrointestinal (GI) tract  Following drug release, the Accordion biodegrades in the GI tract  All inactive ingredients are included in the FDA’s list of approved inactive ingredients Accordion Pill Platform Technology

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 8 Executive Summary Our Unique Accordion Pill Drug Delivery Process AP movie.wmv

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 9 Executive Summary  Narrow Absorption Window: drug absorption is confined mainly to the upper part of the GI tract, with poor colonic absorption  Low solubility. For poorly soluble drugs , the AP off ers: • Prolonged exposure to stomach acidity for drugs that exhibit pH dependent solubility • Enhanced exposure to b ile salts, enabling efficient solubilization  Local activity in the upper GI tract Our Accordion Pill Platform Technology is Particularly Suitable for Drugs Characterized by One of the Following:

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 10 Executive Summary Product Pipeline (1) Developed under 505 (b)(2). Intec Pipeline Product Candidate Research Phase I Phase II Phase III Next Steps AP - CD/LD (1) Parkinson's disease symptoms in advanced Parkinson’s disease patients ▪ Q 4 : 2017 : Completion of Phase III enrollment expected ▪ H 2 : 2018 : Topline data expected AP - ZP (1) Insomnia ▪ Phase II completed ▪ Seeking strategic partner for further development and commercialization AP - CBD/THC Cannabinoid treatments for various indications, including pain management ▪ Q3:2017: Phase I results expected AP - Undisclosed Drug Prevention and treatment of gastroduodenal and small bowel NSAID induced ulcers Additional Pipeline Candidate AP - Undisclosed Drug Under collaboration with Biogen

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 11 Executive Summary Recent/Upcoming Milestones Q 1 : 2016 Q2:2016 Q 3 : 2016 Q 4 : 2016 Q 1 : 2017 Q 3 : 2017 Q 2 : 2017 Q 4 : 2017 Q 2 : 2016 : Enrolled first patient in pivotal Phase III clinical trial for our AP - CD/LD product candidate in advanced Parkinson's disease patients Q3:2016: Initiated cannabinoid development project with the Accordion Pill platform technology Q 1 : 2016 : Completed a Phase I clinical trial for our product candidate for the prevention and treatment of gastrointestinal disorders Q 2 : 2016 : Nominated Dr. John W. Kozarich , Chairman of Ligand Pharmaceuticals, as Intec Board Chairman Q 1 : 2017 : Initiation of Phase I AP - CBD/THC study Q 4 : 2017 : Completion of enrollment expected for Phase III trial of AP - CD/LD Q 2 : 2016 : Received approval for $ 5.2 MM grant for the 2016 R&D program from the Israeli National Authority for Technological Innovation H 2 : 2016 : Granted European and Chinese Patent for AP - CD/LD Q 3 : 2017 : Planned announcement of AP - CBD/THC Phase I study results

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 12 Executive Summary $ $ 21.4 M in cash and short term bank deposits and financial assets as of June 30 , 2016 $5.2M Approved grant from the Israeli National Authority for Technological Innovation (NATI). $ 700 K still to be received. $ 54 M Market Cap ( 2 / 2017 ) CAPITAL STRUCTURE CASH INSTITUTIONAL HODLERS ~ 35% % of Institutional Holders • Cormorant Asset Management, LLC • Sabby Management, LLC • Phoenix Holdings • Migdal Insurance and Financial Holdings • Meitav Dash • Harel Pia Mutual Funds, LTD 11.4 M O rdinary S hares O utstanding

2 . AP - CD/LD for Parkinson’s Disease : Our Approach for an Unmet Medical Need

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 14 AP - CD/LD for Parkinson’s Disease: Our Approach for an Unmet Medical Need  The second most common neurodegenerative disorder in elderly, affecting 1% – 2% of individuals ages ≥65 years worldwide (1)  Disease progression and motor complications have a considerable impact on quality of life  Approximately 6.3MM people worldwide have Parkinson's disease (2)  Drug market in the Seven Major Markets plus Brazil: $3.6BN annually in 2012, forecasted $4.67BN annually by 2022 (3) Parkinson’s Disease Market Overview (1) Source: Global Data. (2) Source: European Parkinson’s Association, 2007 . (3) Global Data: The Seven Major Markets include the United States, Japan, France, Germany, Italy, Spain and the United Kingdom. (4) PK/PD Crossover Comparison of Two LD Extension Strategies, Peter LeWitt et all, Movement Disorders, Vol 24 , No. 9 , 2009 . Levodopa is the Gold Standard Parkinson's Disease Treatment  Levodopa (LD) remains the most effective and most prescribed therapy for Parkinson’s disease throughout early and late - stage Parkinson's disease. However, frequent LD plasma level fluctuations are correlated with:  OFF episodes (debilitating periods of decreased motor functions)  Troublesome dyskinesia (vigorous involuntary movements)  These PK fluctuations are due to:  A very short half - life of about 90 minutes  LD absorption only in the upper part of the GI tract (Narrow Absorption Window)  50 % of patients show onset of motor fluctuations within two years of starting conventional LD therapy In advanced Parkinson's patients, stabilizing LD plasma levels becomes the major factor for improving anti - parkinsonian control (4)

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 15 AP - CD/LD for Parkinson’s Disease: Our Approach for an Unmet Medical Need Current efforts to provide stable, therapeutic levodopa levels, with easy - to - use delivery, have had limited success For illustration only: Other approaches to improve LD delivery may have the following issues: • Existing oral formulations of levodopa: • Limited reduction of daily OFF time, sometimes at the expense of increasing levodopa – induced dyskinesia • Significant pill burden – up to 12 pills per day • Intra - duodenal pumps: • Highly invasive • Cumbersome for daily use • Costly for payers (up to $ 70 , 000 per year) • External pumps: • Sometimes use as an add - on to current levodopa treatment, not as a replacement therapy • Cumbersome for daily use and requiring daily needle replacement • Inhalation therapies: • For acute reversal of OFF states only – designed to get patients out of “OFF time ” but drug stays in circulation for less than 1 hour. Oral delivery that provides continuous, therapeutic levels , has been one of the greatest challenges of levodopa therapy Day Night Dyskinesia Good On Levodopa Plasma Levels Off Episodes Desired levodopa profile Current typical levodopa oral medications No Game Changers to Date

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 16 AP - CD/LD for Parkinson’s Disease: Our Approach for an Unmet Medical Need AP - CD/LD introduces a new approach: AP - CD/LD New Paradigm Product Concept: BID or TID administration of AP - CD/LD is designed to provide basal, therapeutic, stable LD plasma levels for PD patients in various stages of the disease, for the purpose of significantly improved LD therapy

3 . AP - CD/LD for Parkinson’s Disease: Clinical Development

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 18 Warren Olanow , MD Karl Kieburtz, MD, MPH AP - CD/LD for Parkinson’s Disease: Clinical Development AP - CD/LD Clinical Steering and Enrollment Committees Peter A. LeWitt , MD Robert Hauser, MD, MBA Fabrizio Stocchi , MD Nir Giladi, MD Werner Poewe , MD

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 19 AP - CD/LD for Parkinson’s Disease: Clinical Development AP - CD/LD Phase II Trial Structure (a) Eight patients completed the PK trial. (b) Group 5 was terminated early due to low enrollment. d = days; PP = per protocol; N = number of subjects; PD = Parkinson’s disease; PHDS = pharmacodynamics. * Not including add - on dosing of immediate release Carbidopa/Levodopa, if needed. ** Compared vs. each patient’s optimized current Levodopa treatment. Group Number Trial Design Trial Purpose Population N (PP) Test Treatment Treatment and Duration* Group 1 Open-label, multi-dose, multi-center, randomized 2-way crossover comparative PK trial Early-stage PD patients 12 AP-CDLD 50/250 mg b.i.d for 7 days Group 2 Group 3 Open-label, multi-dose, multi-center, randomized 2-way crossover comparative PK and PHDS trial Advanced PD patients 10 a AP-CDLD 50/375 mg b.i.d for 7 days Group 4** Open-label, multi-dose, multi-center, randomized 2-way crossover comparative PHDS trial Advanced PD patients 16 AP-CDLD 50/375 mg b.i.d for 21 days Group 5 b ** Open-label, multi-dose, multi-center, randomized 2-way crossover comparative PHDS trial Advanced PD patients 4 AP-CDLD 50/500 mg b.i.d for 21 days Group 6** Open-label, multi-dose, multi-center, randomized 2-way crossover comparative PHDS trial Advanced PD patients 18 AP-CDLD 50/500 mg b.i.d for 21 days This trial was orignially planned in early non-fluctuators with a dose of 50/375 mg b.i.d. In light of the satisfactory PK results with the 50/250 mg b.i.d in this population, the higher dose was considered unneccessary and therefore the trial was not performed

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 20 AP - CD/LD for Parkinson’s Disease: Clinical Development Phase II, Advanced Patients , Multi - dose PK (Group 3 ) Trial Design Screening Randomization 6 days Day 7 6 days Day 7 PK PK AP - CDLD 50 / 375 mg bid AP - CDLD 50 / 375 mg bid Current CD/LD Tx 6 days 6 days Day 14 PK PK Current CD/LD Tx Day 14 Significantly More Stable PK Achieved by AP - CD/LD • Levodopa plasma levels following twice daily administration ( 8 hours apart) of AP - CD/LD 50 / 375 (the mid - dose AP - CD/LD) versus four times daily administration ( 4 hours apart) of a commercial Carbidopa/Levodopa formulation (equivalent daily levodopa dose), advanced Parkinson’s disease patients • No levodopa medication was allowed for 10 hours before the first blood sample was taken on day seven

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 21 AP - CD/LD for Parkinson’s Disease: Clinical Development Significantly Reduced TSD Significantly Reduced OFF Time Screening Randomization 17 days conversion 4 days 17 days optimization 4 days test (4) AP - CDLD 50 / 375 mg bid (1) Current CD/LD Tx Current CD/LD Tx 17 days optimization 4 days 17 days conversion 4 days test test (6) AP - CDLD 50 / 500 mg bid (1) (4) AP - CDLD 50 / 375 mg bid (1) (6) AP - CDLD 50 / 500 mg bid (1) Phase II, Advanced Patients – 21 days Treatment (Groups 4 & 6 ), Trial Design (1) If needed, additional IR CD/LD were allowed.

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 22 AP - CD/LD for Parkinson’s Disease: Clinical Development  Design: • Multi - center, global, randomized, double - blind, double - dummy, active - controlled, parallel - group study in adult patients with fluctuating PD  Primary Endpoint: • Total OFF Time (% of waking hours)  Secondary Endpoints: • Daily OFF Time (hours) • On Time with and without troublesome dyskinesia (hours) • Number of daily LD doses • Questionnaires: CGI - I, Parkinson’s Disease Questionnaire, Parkinson’s Disease Sleep Scale, UPDRS  Trial Size: • 328 patients will be enrolled in the US, Europe and Israel  Active Control: • Sinemet ® AP - CD/LD Phase III Accordance Trial Design

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 23 AP - CD/LD for Parkinson’s Disease: Clinical Development AP - CD/LD Phase III Trial Design 4 Weeks 6 Weeks 13 Weeks 2 Weeks With reference drug = Sinemet 50 / 400 , 50 / 500 BID, TID Open label N=~ 328 AP CDLD + Sinemet dummy Sinemet + AP CDLD dummy Randomization Double Blind 12 Months Open label 6 Weeks Treatment Period 13 Weeks Stabilization on Sinemet® AP - CDLD Conversion Screening Treatment Period Treatment Period Follow Up Open Label Ext. w/AP - CDLD

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 24 AP - CD/LD for Parkinson’s Disease: Clinical Development AP - CD/LD Development Timeline AP - CD/LD Trial Status 2016 2017 2018 2019  Q2:2016: First patient enrolled in Phase III trial  Q4:2017: Last patient expected to enroll in Phase III trial  H2:2018: Topline Phase III data expected  H1:2019: NDA submission expected AP - CD/LD Additional Regulatory and IP Highlights  Confirmed eligibility of 505(b) (2) pathway  Only one pivotal study needed for NDA submission  Specific AP - CD/LD IP granted in US, Europe and China with expiration in April 2029

4 . AP - CBD/THC Cannabinoid Therapy

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 26 Market Opportunity Intec’s Solution Under Development AP - CBD/THC Cannabinoid Therapy AP - CBD/THC Cannabinoid Therapy (1) Source: Viridian Capital Advisors. ( 2015 , December 2 ). REPORT: The Cannabis biotech/Pharma market could surpass $ 20 Billion by 2020 . Retrieved September 1 , 2016 , from Equities, https://www.equities.com/news/report - the - cannabis - biotech - pharma - market - could - surpass - 20 - billion - by - 2020 . Drawbacks to current methods of treatment with cannabis and cannabinoids are: Accordion Pill’s gastric retention and specific release mechanism is planned to extend the absorption phase for CBD and THC, in order to provide a prolonged and more consistent therapeutic effect  Cannabinoids could represent ~ 10 % of overall specialty pharmaceutical market over the next five years – a market size of at least $ 20 BN (1)  AP - CBD/THC is an Accordion Pill that contains the primary cannabinoids contained in Cannabis sativa : Cannabidiol (CBD) and 9 - Tetrahydrocannabinol (THC)  Intec is developing AP - CBD/THC for various indications, including pain management  S hort duration of effect  D elayed onset  V ariability of exposure  D ose variability  N arrow therapeutic window  A dverse events that correlate with peak levels Intec expects Phase I topline results with AP - CBD/THC in the third quarter of 2017

5 . AP - Zaleplon (ZP) for Insomnia

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 28 AP - ZP for Insomnia  In 2013 , there were approximately 140 MM prevalent cases of chronic insomnia in the Seven Major Markets (1)(2)(3)  The sleep disorder drug market in these markets is forecasted to reach ~$ 1.8 BN in 2023 (1)(3)  Available insomnia drugs, prescribed for both sleep induction and sleep maintenance, do not provide a comprehensive solution that: • R apidly induces the onset of sleep within a short time • M aintains continuous sleep throughout the night • H as no or minimal “next - day” residual side effects, such as drowsiness or “hangover”  In 2011 , the Centers for Disease Control and Prevention estimated that drowsy driving contributes to ~ 100 , 000 car accidents and ~ 1 , 500 deaths each year in the United States (4)  Next day safety concerns of existing insomnia drugs  May 2013 : The FDA announced that patients who take CR formulations of Zolpidem should refrain, for the day after using the drug, from driving or engaging in any activity that requires full alertness, even if the patient has slept for the required e igh t - hour period after taking the drug  January 2014 : The FDA ordered a reduction of the recommended dosages of drugs that contained Zolpidem by 50 % due to the decline in next day functionality and alertness  May 2014 : The FDA ordered a reduction of the recommended starting dose of Lunesta , to the minimum approved dose because the drug levels in some patients may be high enough the next morning to impair activities that require alertness, including driving Insomnia Market Overview (1) Source: Global Data. ) 2 ) The Seven Major Markets include the United States, Japan, France, Germany, Italy, Spain and the United Kingdom. (3) Includes cases both fulfilling the definition of chronic insomnia in the Diagnostic and Statistical Manual of Mental Disord ers , Fourth Edition (DSM - IV), and not fulfilling the DSM - IV criteria. (4) Source: Medscape from WebMD.

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 29 AP - ZP for Insomnia  AP - ZP contains Zaleplon (generic Sonata) in both immediate and controlled release forms  Zaleplon is approved for sleep induction. Its short half life (~ 1 hour) results in limited or no next - day effects • The AP - ZP technology allows for both the combination of both immediate and controlled release thus overcoming the drug’s prior inability to allow for sleep maintenance  Positive data from a Phase II clinical trial (N= 83 ) with AP - ZP 25 mg met the primary endpoint of a statistically significant increase in Total Sleep Time • Met secondary endpoint of statistically significant improvement of latency to persistent sleep • Residual next - day effects were not observed in comparison to placebo  Additional Phase I clinical trial with AP - ZP 30 mg and 35 mg revealed no difference in next - day cognitive side - effects between the two doses of AP - ZP and placebo  505 (b)(2) regulatory pathway confirmed  Seeking strategic partner for further clinical development and commercialization AP - ZP – The Intec Approach

7 . AP Platform for Poorly Soluble Drugs

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 31 AP Platform for Poorly Soluble Drugs  The AP platform technology is also designed for drugs with low solubility, namely Biopharmaceutics Classification System, or BCS , Class II (low solubility, high permeability) and Class IV (low solubility, low permeability) drugs  Of the top 200 oral drugs in the United States, UK, Spain and Japan in 2006 , around 40 % were BCS Class II or Class IV drugs (1)  Further, Approximately 90 % of New Chemical Entities, in development in 2006 , were either BCS Class II or Class IV drugs (2)  Poorly soluble drugs are sometimes characterized by: • Low bioavailability • Non - linear pharmacokinetics  The Accordion Pill has clinically demonstrated an increased bioavailability of a commercially available BCS Class II/IV drug Prolonging Absorption to Provide an Increased Bioavailability (1) AAPS Journal published by the American Association of Pharmaceutical Scientists. (2) Drug Development & Delivery.

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 32 AP Platform for Poorly Soluble Drugs  PK issues of drug X include only 30 % absorption and lack of dose proportionality above an approved marketed dose ( Xmg )  AP significantly extended the absorption phase of the drug  Approximately a 100 % increase in bioavailability in 12 healthy volunteers, with the AP at Xmg  Dose proportionality obtained with AP at 2 x dose vs. 1 x dose The Accordion Pill with Poorly Soluble Drugs: PK Clinical Study

8 . IP Overview

13 117 156 11 104 139 17 154 206 155 205 238 194 225 245 86 167 100 142 179 14 240 240 240 105 105 105 34 IP Overview  Platform IP • Various Accordion Pill dosage forms • Latest US patent expires in 2029  Manufacturing IP • Methods for making/folding gastroretentive drug delivery system • US patent expires in 2028  IP related to integration of specific drugs into designated Accordion Pill products • For example, US patent of AP - CD/LD expires in 2029 Three Layers of IP Protection

THANK YOU INTEC PHARMA LTD. 12 Hartom st. (RMPE building) P.O. Box 45219 Jerusalem 9777512 Israel Tel: + 972 - 2 - 5864657 Fax: + 972 - 2 - 5869176 info@intecpharma.com